UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2025

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Securities Purchase Agreement

On May 12, 2025, Brenmiller Energy Ltd. (the “Company”) entered into a securities purchase agreement with certain investors (the “Purchase Agreement”) for the issuance and sale of 2,307,693 ordinary shares, no par value per share (“Ordinary Shares”), of the Company, series B warrants to purchase up to 2,307,693 Ordinary Shares (the “Series B Warrants”) and series C warrants to purchase up to 2,307,693 Ordinary Shares (the “Series C Warrants”) at a combined price of $0.65 per Ordinary Share and accompanying warrants, for aggregate gross proceeds of approximately $1.5 million before deducting placement agent fees and other offering expenses. Each warrant has an exercise price of $0.75 per Ordinary Share, and will be exercisable upon issuance (the “Initial Exercise Date”). The Series B Warrants will expire five years from the Initial Exercise Date and the Series C Warrants will expire 12 months from the Initial Exercise Date.

Following the satisfaction of customary closing conditions, the offering closed on May 14, 2025. The Ordinary Shares, Series B Warrants and Series C Warrants were offered and sold pursuant to an effective Registration Statement on Form F-1, as amended (File No. 333-286789).

Placement Agency Agreement

On May 12, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.” or, the “Placement Agent”), pursuant to which A.G.P. agreed to serve as lead placement agent for the issuance and sale of the Ordinary Shares, Series B Warrants and Series C Warrants. The Company agreed to pay the Placement Agent an aggregate cash fee equal to 7.0% of the gross proceeds received by the Company from the sale of the securities in the Offering. Pursuant to the Placement Agency Agreement, the Company also agreed to pay the Placement Agents $65,000 for accountable expenses and $10,000 for non-accountable expenses. The Placement Agency Agreement has indemnification and other customary provisions for transactions of this nature.

The foregoing descriptions of the warrants, Purchase Agreement and the Placement Agency Agreement are not complete and are qualified in their entirety by references to the full text of the Series B Warrant, Series C Warrant, Purchase Agreement and the Placement Agency Agreement, which are included as exhibits to this Report of Foreign Private Issuer on Form 6-K (“Report”) and are incorporated by reference herein.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-283874, 333-272377 and 333-273028) and Form S-8 (File Nos. 333-272266, 333-278602 and 333-284377), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
4.1	Form of Series B Warrant (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1/A (File No. 333-286789) filed with the SEC on May 1, 2025).
4.2	Form of Series C Warrant (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1/A (File No. 333-286789) filed with the SEC on May 1, 2025).
10.1	Form of Securities Purchase Agreement, dated as of May 12, 2025, between the Company and the purchaser named in the signature page thereto.
10.2	Placement Agency Agreement, dated as of May 12, 2025, between the Company and A.G.P./Alliance Global Partners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: May 14, 2025	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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